UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

13 May 2008

Telecom Corporation of New Zealand Limited ———————————————————————————————————
(Translation of registrant’s name into English)

New Zealand ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Level 8, North Tower Telecom House 68 Jervois Quay Wellington New Zealand
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

14 May 2008

MEDIA RELEASE

Simon Moutter resigns from Telecom New Zealand

Telecom CEO Paul Reynolds today announced the resignation of Simon Moutter, acting CEO Retail and CTO-designate, who will take up a role at another listed
New Zealand company within the next three months.

“Simon Moutter has made a major contribution to Telecom over the past nine years in a variety of senior roles, including that of chief operating officer,” Dr
Reynolds said.

“I am personally grateful for Simon’s help and support in my first few months in
Telecom. We will be sorry to see Simon go and wish him well in his new role.”

“It’s been a privilege to lead so many different parts of Telecom over the last nine years and work with a great team of talented people,” Simon Moutter said.

“There are some exciting times ahead and I am pleased by the progress already made in implementing our transformation. For me, it’s now time to move on and take the top job in a listed company.”

Dr Reynolds said Telecom is getting on with its major transformation programme to invest for growth and the long-term health of the company.

“Having already made five new appointments to the Telecom executive team in the last few months we continue to strengthen our leadership and expect to announce our CEO Retail in the near future,” Dr Reynolds said.

- ends -

For more information please contact:
Mark Watts
Head of External Media, Telecom NZ
0272 504 018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 14 May 2008	By:	Craig Mulholland
	Name:	Craig Mulholland
	Title:	Group Company Secretary